FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG owns 7.51% in PGS

Paris, September 26th 2002

CGG announces today that it has accumulated 7.51% of the outstanding shares of PGS in open market purchases. As a leading seismic company, it is CGG’s long term objective to work towards a consolidation in the seismic industry. CGG’s exposure to PGS is limited to its holding of PGS shares.

CGG wishes to express support for the PGS board proposal announced 25th September 2002 by the Umoe group for election at the Extraordinary General Meeting scheduled for Friday 27th September 2002.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts : Email : Internet :	Christophe PETTENATI-AUZIERE invrel@cgg.com www.cgg.com	(33) 1 64 47 36 75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : September 26th 2002	By	Christophe PETTENATI AUZIERE Senior Executive Vice President, Strategy, Control & corporate planning